

Mail Stop 4631

December 15, 2009

<u>**via U.S. mail and facsimile**</u>

Dong Jinqing, CEO
China Industrial Waste Management, Inc.
No. 1 Huaihe West Road
E-T-D Zone, Dalian, China 116600

> **RE: China Industrial Waste Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009, and September 30, 2009**
> **File No. 002-95836-NY**

Dear Mr. Dong:

     We have reviewed your response letter dated December 4, 2009, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2008</u>

<u>General</u>

1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
    - the company is responsible for the adequacy and accuracy of the disclosure in their filings;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Consolidated Statements of Cash Flows, page F-6

2. We note your response to comment 8 in our letter dated November 9, 2009. In future filings, please ensure that any amounts related to your investment in equity method investees recognized within investing cash flows represents either payments to acquire additional interest in the equity method investee or receipts from the equity method investee representing returns of the investment in the equity method investee. Refer to paragraphs 16 and 17 of SFAS 95 (ASC 230-10-45-12 and 230-10-45-13) for guidance. Otherwise, your share of income (loss) from the equity method investee, foreign currency exchange impacts, and returns on investments from equity method investees, such as dividends, are to be recognized as part of operating cash flows. Refer to paragraph 22 of SFAS 95 (ASC 230-10-45-16) for guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief